FORM N-17F-2

      Certificate of Accounting of Securities and Similar
                 Investments in the Custody of
                Management Investment Companies

             Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:                                               Date examination completed:
        811-4881                                                                             May 31, 1997
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2.  State identification Number:
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AL    704148          AK    94-01182       AZ  S-0037512-QUAL    AR   93-M602         CA  700-7750         CO  *
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CT    SI27909         DE  *                DC  *                 FL  *                GA  *                HI  *
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ID     44174          IL  *                IN  *                 IA    I-30923        KS  *                KY  M31284
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LA  32657             ME  *                MD  SM931601          MA  *                MI  215345           MN  *
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MS  MF-93-12-059      MO  0000-01020       MT  *                 NE  71300            NV  *                NH  *
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NJ  *                 NM  936297           NY  *                 NC  1336             ND  K273             OH  89598
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OK  IA-3350-03        OR  94-0048          PA  *                 RI  *                SC  MF8208           SD  I9813
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TN  *                 TX  C 43957          UT  3-0634-06         VT   11/29/93-28     VA   *               WA   C-37540
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WV  I-18145           WI  281808-03        WY  *                 PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
       Norwest Advantage Funds
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4. Name under which business is conducted, if different from above:

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5.Address of principal  place of business  (number,  street,  city,  state,  zip code):
       Two Portland Square, Portland, ME 04101
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note:The  estimated  average  burden  hours are made solely for  purposes of the
     Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Norwest Advantage Funds
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that Cash Investment Fund, U.S. Government Fund, Treasury Fund, Ready Cash Investment Fund, Municipal Money Market Fund, Stable Income Fund, Intermediate Government Income Fund, Diversified Bond Fund, Total Return Bond Fund, Tax Free Income Fund, Colorado Tax Free Fund, Minnesota Tax Free Fund, Limited Term
Tax-Free, Conservative Balanced Fund, Moderate Balanced Fund, Growth Balanced Fund, Income Equity Fund, ValuGrowth Stock Fund, Index Fund, Diversified Equity Fund, Growth Equity Fund, Large Company Growth Fund, Small Company Stock Fund, Small Company Growth Fund, Contrarian Stock Fund, International Fund, Small Cap Opportunities Fund, and Income Fund of Norwest Advantage Funds (the Funds), complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1997 and during the period December 31, 1996 (the date of our last examination) through May 31, 1997. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1997 and the period from December 31, 1996 through May 31, 1997, with respect to securities transactions:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Confirmation of securities held by institutions in book entry form by Participant Trust Company, Bankers Trust Company, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Norwest Advantage Funds was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1997 and for the period from December 31, 1996 through May 31, 1997 is fairly stated in all material respects.

This report is intended solely for the information and use of management of Norwest Advantage Funds and should not be used for any other purpose.



                                               /s/KPMG Peat Marwick LLP
                                               KPMG Peat Marwick LLP

Minneapolis, MN
August 21, 1997